Exhibit 99.23

GRANDE WEST TO ANNOUNCE 2020 SECOND QUARTER RESULTS AUGUST 24

Vancouver, British Columbia Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) August 11, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announced today that 2020 second quarter financial results will be released after market close on Monday, August 24, 2020.

A conference call for interested listeners will be held on Tuesday, August 25 at 11:00 AM EST. The call-in number is (877) 407-0782 or (201) 689-8567, the webcast can be accessed at https://www.webcaster4.com/Webcast/Page/2233/36612. A replay of the call will be available for 30 days at the webcast link or by calling (877) 481-4010 and entering PIN# 36612.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

For further information please contact:

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

www.grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

1